EA Series Trust
19 East Eagle Road
Havertown, PA 19083

December 15, 2023

VIA EDGAR

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”) Ambleside Growth ETF (the “Fund”) File Nos. 333-195493; 811-22961

Dear Ms. White:

On behalf of the Trust, I hereby submit this application for withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A, including all exhibits relevant to the Fund (the “Amendments”), pursuant to Rule 477(a) of the Securities Act of 1933, as amended, filed via EDGAR with the Securities and Exchange Commission. The Registrant respectfully requests that the Amendments be withdrawn because the Registrant does not intend to launch the Fund. No securities have been sold in connection with the proposed offering.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession No.
254	7/21/2023	485APOS	0001829126-23-004832
279	10/3/2023	485BXT	0001592900-23-000864
298	11/1/2023	485BXT	0001592900-23-000964
312	11/27/2023	485BXT	0001592900-23-001071

If you have any questions regarding the enclosed, please do not hesitate to contact me at 215-882-9983.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Secretary